Exhibit 23.2

Consent of Independent Auditor

We consent to the incorporation by reference in this Registration Statement on Form S-3 of Independence Realty Trust, Inc. of our report dated February 3, 2014, relating to our audit of The Reserve at Eagle Ridge Statement of Revenue and Certain Expenses for the year ended December 31, 2013, our report dated May 12, 2014, relating to our audit of the Oklahoma Portfolio Combined Statement of Revenue and Certain Expenses for the year ended December 31, 2013, and our report dated May 13, 2014, relating to our audit of the King’s Landing Statement of Revenue and Certain Expenses for the year ended December 31, 2013, included in the Forms 8-K/A filed with the SEC on April 16, 2014, May 12, 2014 and May 13, 2014, respectively, and incorporated by reference in the Prospectus, which is a part of such Registration Statement, and to the reference to our firm under the caption “Experts” in such Prospectus.

/s/ McGladrey LLP

Philadelphia, PA

May 16, 2014